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MICHELLE WONG michelle.wong@dechert.com +1 617 728 7178 Direct +1 617 426 6567 Fax

July 26, 2016

VIA EDGAR CORRESPONDENCE

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Office of Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 333-17619 and 811-05349

Post-Effective Amendment No. 569 to the Registration Statement on Form N-1A

Dear Ms. Hamilton:

This letter responds to comments you provided Hannah Fine of Dechert LLP and to me during a telephonic discussion on July 19, 2016 with respect to your review of Post-Effective Amendment No. 569 (“PEA No. 569”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2016 and Form N-CSR filed with the SEC on June 6, 2016. PEA No. 569 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”) for the purpose of changing the name and investment objective of the Goldman Sachs Limited Maturity Obligations Fund (the “Fund”). We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Form N-CSR

1.	Comment: For variable rate securities, please (1) indicate a description of the reference rate and spread and (2) include the end of the period interest rate, in the “Schedule of Investments.” Alternatively, for each reference rate described in the “Schedule of Investments,” please disclose the end of the period reference rate in the “Notes to the Financial Statements.” Please also disclose this information in Form N-Q.

Response: The Registrant acknowledges the staff’s comment and confirms that the Registrant is aware of instructions to proposed amendments to Rule 12-12 under Regulation S-X, which would require a description of reference rate and spread for variable rate securities. The Registrant will continue to monitor regulatory developments and consider the manner in which reference rate and spreads for variable rate securities are disclosed in future filings based upon the final implementation of the amendment to Rule 12-12.

Ms. Lauren Hamilton July 26, 2016 Page 2

2.	Comment: In the “Statements of Assets and Liabilities” section, the amounts of “accrued expenses” for the Fund are approximately $80,000, which is about 97% of the Fund’s total liabilities. Per Regulation S-X, Rule 6-04.10, please state separately the amount of any other liabilities which are material.

Response: The Fund hereby confirms that there were no material “other liabilities” during the relevant reporting periods.

Prospectus

3.	Comment: With respect to the “Summary – Fees and Expenses of the Fund” section, please confirm supplementally that footnote 1 to the table, which states that “The Fund’s “All Other Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year” is consistent with Instruction 3(d)(iii) to Item 3 of Form N-1A.

Response: The Fund hereby confirms that its expenses have been restated to reflect current expenses and the footnote is consistent with Instruction 3(d)(iii) to Item 3 of Form N-1A.

Other

4.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7178 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle Wong

Michelle Wong

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Joon Kim, Goldman Sachs Asset Management, L.P.

Steve Bier, Dechert LLP

Brenden P. Carroll, Dechert LLP

Ms. Lauren Hamilton July 26, 2016 Page 3

EXHIBIT A

July 26, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 333-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Michelle Wong of Dechert LLP at (617) 728-7178.

Sincerely,

/s/ Robert L. Griffith

Robert L. Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Michelle Wong, Dechert LLP